UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

YuMe, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B 104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS KFT Trust, Vinod Khosla as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 694,061 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 694,061 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,061 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by KFT Trust, Vinod Khosla as Trustee (“KFT”) and Vinod Khosla (“Khosla,” together with KFT collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 694,061 shares held by KFT. Khosla is a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets are calculated based on 34,299,307 shares of the Common Stock reported to be outstanding as of October 31, 2016 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2016 (the “Quarterly Report”).

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 707,318(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 707,318(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,318(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 694,061 shares held by KFT and (ii) 13,257 shares held by David Weiden, which shares are held by Mr. Weiden for the benefit of certain affiliates of Khosla Ventures pursuant to agreements between Mr. Weiden and such affiliates of Khosla Ventures. Khosla is a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares. Khosla possesses power to direct the voting and disposition of the shares held by Mr. Weiden for the benefit of such affiliates of Khosla Ventures and Khosla may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.
(3)	The percentages set forth on the cover sheets are calculated based on 34,299,307 shares of the Common Stock reported to be outstanding as of October 31, 2016 as set forth in the Issuer’s Quarterly Report.

Explanatory Note

This Amendment No. 3 to the statement on Schedule 13G (this “Amendment No. 3”) amends and restates the statement on Schedule 13G filed on February 12, 2014, as amended June 16, 2014 and February 16, 2016 (the “Schedule 13G”). This Amendment No. 3 hereby amends the Schedule 13G as described herein.

Item 1(a).	Name of Issuer:

YuMe, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1204 Middlefield Road

Redwood City, California 94063

Item 2(a).	Name of Person(s) Filing:

KFT Trust, Vinod Khosla as Trustee (“KFT”)

Vinod Khosla (“Khosla”)

As of December 31, 2016, each of Khosla Ventures II, L.P. (“KV II”), Khosla Ventures Associates II, LLC (“KVA II”), Khosla Ventures III, L.P. (“KV III”), Khosla Ventures Associates III, LLC (“KVA III”), Khosla Ventures Seed, L.P. (“KV Seed”), Khosla Ventures Seed Associates, LLC (“KVSA”), Khosla Ventures Seed Side Fund, L.P. (“KV SSF”), Khosla Ventures Seed Side Fund Associates, LLC (“KVSFA”) and VK Services, LLC (“VK Services”, together with KV II, KVA II, KV III, KVA III, KV Seed, KVSA, KV SSF and KVSFA, collectively, the “Prior Reporting Persons”) has no beneficial ownership of any shares of Common Stock of the Issuer. As such, the Prior Reporting Persons have been removed as Reporting Persons from this Schedule 13G.

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KFT	California, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

98872B 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of October 31, 2016:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
KFT(2)	694,061	0	694,061	0	694,061	694,061	2.0%
Khosla(2)	0	0	707,318	0	707,318	707,318	2.1%

(1)	Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.
(2)	Khosla is a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla possesses power to direct the voting and disposition of certain of the Securities owned by KFT, and may be deemed to have indirect beneficial ownership of such Securities. Khosla possesses power to direct the voting and disposition of the Securities held by Mr. Weiden for the benefit of affiliates of Khosla Ventures and Khosla may be deemed to have indirect beneficial ownership of such Securities. Khosla holds no Securities of the Issuer directly.
(3)	The percentages set forth above are calculated based on 34,299,307 shares of the Common Stock reported to be outstanding as of October 31, 2016 as set forth in the Issuer’s Quarterly Report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

See Item 2(a) regarding certain Prior Reporting Persons.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

KFT TRUST, VINOD KHOSLA AS TRUSTEE

By:	/s/ Vinod Khosla
Vinod Khosla, Trustee

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1:	Joint Filing Statement